

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

<u>Via E-mail</u>
Dennis R. Hernreich
Chief Financial Officer
Destination XL Group, Inc.
555 Turnpike Street
Canton, MA 02021

>   **Re: Destination XL Group, Inc.**
>   **Form 10-K for Fiscal Year Ended January 28, 2012**
>   **Filed March 16, 2012**
>   **File No. 001-34219**

Dear Mr. Hernreich:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/Tia L. Jenkins

                                          Tia L. Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel, and
                                          Mining